UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)

Skinny Nutritional Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

830695 10 2
(CUSIP Number)

Michael Salaman 3 Bala Plaza East, Suite 101 Bala Cynwyd, PA 19006 (610) 784-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.   830695 10 2

1.	Names of Reporting Persons Michael Salaman I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	Sole Voting Power: 15,688,574 Shared Voting Power: 0 Sole Dispositive Power: 15,688,574 Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,688,574

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions) IN
______________

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Explanatory Note

This Amendment No. 4 to Schedule 13D is being filed by Michael Salaman in connection with the common stock of Skinny Nutritional Corp. (“Skinny” or the “Company”) to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 16, 2006, as amended by Amendment No. 1 to Schedule 13D filed on February 1, 2007, Amendment No. 2 to Schedule 13D filed on December 18, 2007 and Amendment No. 3 to Schedule 13D filed on March 31, 2008 (collectively, the “Prior 13Ds”).  Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds.  Other than as set forth herein, there has been no material change in the information set forth in the Prior 13Ds. This Amendment No. 4 amends the Prior 13Ds as specifically set forth herein.

Item 1.    Security and Issuer

The information reported in response to Item 1 in the Prior 13Ds is incorporated herein by reference.

Item 2.    Identity and Background

The information reported in response to Item 2 in the Prior 13Ds is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

The information reported in response to Item 3 in the Prior 13Ds is incorporated herein by reference and is further amended and supplemented as follows:

On July 30, 2008, the Reporting Person was granted options to purchase 3,000,000 shares of common stock. Such options are exercisable for a period of five years at an exercise price of $0.33 per share and are subject to vesting as follows: 25% vest immediately and the remainder will vest in equal annual increments of 25% on each anniversary of the date of grant.

On July 2, 2009, the Reporting Person was granted 50,917 shares of restricted common stock in lieu of amounts owed to him for accrued benefits.

On August 14, 2009, the Reporting Person was granted options to purchase 2,000,000 shares of common stock. Such options are exercisable for a period of five years at an exercise price of $0.095 per share and are subject to vesting as follows: 25% vest immediately and the remainder will vest in equal annual increments of 25% on each anniversary of the date of grant. However, such option award also provided that in the event that the gross sales reported by the Company for the 2009 fiscal year is less than $10,000,000, the total award amount granted to each person above will be reduced by 25% and the unvested portion of such awards shall be reduced in such an amount so as to give effect to such reduction.

On November 25, 2009, the Reporting Person made a bona fide gift of 1,000,000 shares of common stock to an unaffiliated third party and on February 17, 2010, the Reporting Person made a bona fide gift of 1,000,000 shares of common stock to an unaffiliated third party.

Item 4.   Purpose of Transaction

The information reported in response to Item 4 in the Prior 13Ds is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5(a) – (b) of the Prior 13Ds are hereby amended and supplemented as follows:

(a)–(b) As a result of the Reporting Person’s transactions described in Item 3 of this Schedule 13D/A, the Reporting Person may currently be deemed to be the beneficial owner of 15,688,574 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 5.4% of the issued and outstanding shares of Issuer’s Common Stock, which calculation is based on the number of shares of Issuer’s Common Stock outstanding as of March 25, 2010 (as reported in the Issuer’s Anual Report on Form 10-K filed April 2, 2010), plus 6,650,000, which is the number of shares of Common Stock which may be issued upon the exercise of options that are presently exercisable and included in the Reporting Person’s beneficial ownership calculations. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

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Of these shares, 6,650,000 shares are issuable upon the exercise of stock options presently held by the Reporting Person and which are exercisable within 60 days from the date of this Schedule 13D/A. As described in the Prior 13Ds and for the purpose of this Schedule 13D/A, (a) 600,000 of the options granted on January 12, 2007; (b) 750,000 of the options granted on November 28, 2007; (c) 1,500,000 of the options granted on July 30, 2008 and (d) 1,000,000 of the options granted on August 14, 2009 are excluded from the Reporting Person’s beneficial ownership calculations.

(c)  Except as described in Item 3 and Item 5(a)-(b), the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported herein.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information reported in response to Item 6 in the Prior 13Ds is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2010

/s/ Michael Salaman
Michael Salaman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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